503/21/05 **

SECURIT 05039741 ISSION

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SEC FILE NUMBER
8-50935

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

W.R. Hambrecht + Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

539 Bryant Street
(No. and Street)

San Francisco (City) California (State) 94107-1237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan T. Fayman 415-551-8642 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

Deloitte Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street (Address) San Francisco (City) California (State) 94105-2230 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 2005

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, Jonathan T. Fayman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of W.R. Hambrecht + Co., LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial and Operations Principal

Title

Notary Public

This report** contains (check all applicable boxes):

x		Independent Auditors' Report
x	(a)	Facing Page.
x	(b)	Balance Sheet
x	(c)	Statement of Operations.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Member's Equity.
x	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
x	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
x	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
x	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable).
	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable).
x	(l)	An Oath or Affirmation.
	(m)	A Copy of the SIPC Supplemental Report (Not Required).
x	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF CALIFORNIA)
) ss.
COUNTY OF SAN FRANCISCO)

On February 25, 2005, before me, Laura Hundley, a Notary Public for the State of California, personally appeared Jonathan T. Fayman, personally known to me to be the person whose name is subscribed to the within instrument, and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

LAURA HUNDLEY
Commission # 1542784
Notary Public - California
San Francisco County
My Comm. Expires Jan 9, 2009

S.E.C.
1 2005
1086

W.R. HAMBRECHT + CO., LLC

(SEC ID. NO. 8-50935)

**Balance Sheet as of December 31, 2004
and Independent Auditors' Report and
Supplemental Report on Internal Control**

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
W.R. Hambrecht + Co., LLC:

We have audited the accompanying balance sheet of W.R. Hambrecht + Co., LLC (the "Company") as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying balance sheet has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the balance sheet, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The balance sheet does not include any adjustments that might result from the outcome of this uncertainty.

Deloitte & Touche LLP

February 28, 2005

W.R. HAMBRECHT + CO., LLC

BALANCE SHEET
DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$ 7,443,073
RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATION	8,795,957
LONG-TERM INVESTMENTS, At estimated fair value	657,849
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, Net of accumulated depreciation and amortization of $6,038,245	722,365
PREPAID EXPENSES AND OTHER ASSETS	1,835,299
TOTAL ASSETS	$ 19,454,543

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 1,046,955
PAYABLE TO BROKER-DEALERS	969,023
COMPENSATION AND BENEFITS PAYABLE	4,926,082
	6,942,060
SUBORDINATED BORROWINGS (Note 6)	3,000,000
COMMITMENTS AND CONTINGENCIES (Note 7)	
MEMBER'S EQUITY	9,512,483
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 19,454,543

See notes to balance sheet.

1. OWNERSHIP STRUCTURE

W.R. Hambrecht + Co., LLC (the Company) is a registered securities broker-dealer that is incorporated in the state of Delaware as a Delaware limited liability company. The Company is organized for the purpose of conducting a general stock brokerage and investment banking business. The Company is headquartered in San Francisco, California and is wholly-owned by W.R. Hambrecht + Co., Inc. (the Parent).

2. MANAGEMENT'S PLAN

The investment banking industry is highly dependent on the market conditions of the U.S. capital markets. After three years of very difficult conditions, the U.S. capital markets bounced back in 2004. In the Company's view, the metrics used to measure the strength of the capital markets were impressive. The improved capital markets environment, coupled with the growing acceptance of the Company's underwriting platform, provided the basis for the strong growth in revenues in 2004. Specifically, commission revenues grew 14% from the prior year to $10,015,392 and fees from Investment Banking, Corporate Finance, and Private Placement activities grew a combined 320% from the prior year..

During the year the Company took advantage of the consolidation within the investment banking industry with the acquisition of a significant percentage of the Soundview Technology Group's investment banking team ("Soundview"). The Company was able to add expertise in industry sectors such as semiconductors, systems and software as well as adding functional capabilities in private placement and mergers and acquisition advisory services which it had lacked prior to the acquisition.

Despite the many significant strategic achievements and the record revenue results, the Company reported a net loss of $4,707,717 for the year, down from the $7,164,906 loss in 2003. The net loss for 2004 is primarily attributable to the increased headcount of investment bankers from Soundview. In addition to this, Company management made the decision at the end of the year to add $1,000,000 to the discretionary bonus pool.

The attainment of profitable operations is dependent upon future events, including increasing the Company's customer base, implementing and successfully executing its business and marketing plan, and retaining quality personnel. The Company is also highly dependent upon increased levels of activity in the capital markets, particularly initial public offerings, follow-on offerings, and corporate merger and acquisition transactions. This may translate into the Company's ability to complete such revenue-generating transactions for its customers and/or achieve liquidity for some of its venture investments. Negative developments in any of these areas could have a material adverse effect on the Company's business, operations, financial condition, and net capital.

It is the Company's belief that the positive U.S. capital market trends of 2004 will continue in 2005, thus providing an opportunity to increase revenue generation and achieve sustainable profitability. The Company believes that it has ample capital resources to successfully operate its business plan in 2005. If necessary, the Company may seek to sell additional debt or equity securities or enter into new credit facilities to meet its cash and/or net capital needs. The Company cannot make assurances that it will be able to complete any financing or liquidity transaction, that such financing or liquidity transaction will be adequate for the Company's needs, or that a financing or liquidity transaction will be completed in a timely manner.

The factors discussed above create substantial doubt about the Company's ability to continue as a going concern and an uncertainty as to the recoverability and classification of recorded asset amounts and the amount and classification of liabilities. The accompanying balance sheet does not include any adjustments relating to the recovery and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern or meet its net capital requirements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of demand deposits in banks and money market funds. There are no withdrawal restrictions on cash and cash equivalents.

Marketable Trading Securities - Marketable trading securities are reported at prevailing market prices. The Company had no marketable trading securities at December 31, 2004.

Long-Term Investments - The Company's long-term investments include marketable equity securities and non-marketable securities. At December 31, 2004, the Company held long-term investments valued at $657,849 (7% of member's equity) which was comprised of marketable and non-marketable equity securities. Marketable securities are reported at prevailing market prices at December 31, 2004. For those marketable equity securities that the Company holds more than 14 days' worth of trading volume, the Company deducts a 20 percent discount from the total market value of the investment. Non-marketable securities are not registered for public sale or carry restrictions on sale, and are reported at estimated fair value as determined by management. Factors considered by management in valuing non-marketable investments include the type of investment, purchase cost, restriction on disposition, relative volume owned versus market averages, subsequent purchases of the same or similar investments by other investors, and current financial and operating results of investee entities. However, because of the inherent uncertainty of valuation, management's estimate of fair value may differ significantly from the values that would have been used had a ready market existed for the securities and the differences could be material.

Furniture, Equipment and Leasehold Improvements - Furniture, equipment and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using an accelerated depreciation method. The estimated useful lives for the computation of depreciation are:

Software and computer equipment	3 years
Office equipment, excluding computer equipment	5 years
Furniture	7 years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes - The Company is a single-member LLC and as such is considered a division of the Parent for federal and most state income tax reporting purposes. Accordingly, the Parent allocates income tax expense (benefit) to the Company as if it were a separate tax-paying entity. Therefore, the income tax consequences related to the Company's operations are reflected in its financial statements.

The Company accounts for income taxes based on the asset and liability method. Under this method of accounting, the Company recognizes taxes payable or refundable in the current year and deferred tax liabilities and assets for future consequences of events that have been recognized in the Company's financial statements or tax returns.

Stock Based Compensation – The Company's employees participate in the Parent's stock plans, which are more fully described in Note 11. The Company accounts for options granted to employees under the Parent's plan under APB Opinion No. 25 "Accounting for Stock Issued to Employees", under which no compensation cost has been recognized, as the exercise price equals the estimated fair value of common stock on the date of grant. The Company accounts for restricted stock granted to employees under the Parent's plan by recognizing compensation expense on a straight-line basis over the vesting period of the restricted stock grant.

Recent Accounting Pronouncements - In 2003, the Financial Accounting Standards Board ("FASB") issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements", as amended by FIN 46R (collectively "FIN 46"). The Company was required to apply FIN 46 for all new variable interest entities created or acquired after December 31, 2003. The Company adopted FIN 46 for all new variable interest entities subject to this Interpretation and the adoption did not have any impact on the Company's financial position. For all remaining variable interest entities that are subject to this Interpretation, FIN 46 shall be applied by the beginning of the first annual period beginning after December 15, 2004. This interpretation provides new criteria for determining whether a company is required to consolidate (i.e., record the assets and liabilities on the balance sheet) a variable interest entity. The Company is currently evaluating the impact of this interpretation and does not expect it to have a material impact on the Company's financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Company adopted SFAS No. 150 on January 1, 2004, and the adoption had no impact on the Company's financial position.

4. LONG-TERM INVESTMENTS

The Company's long-term investments are valued in accordance with the procedures set forth in Note 3. At December 31, 2004, the Company's long-term investments, at estimated fair value, consisted of the following:

Marketable equity securities	$ 601,599
Non-marketable securities	56,250
Total long-term investments	$ 657,849

The cost of the Company's long-term investments at December 31, 2004 was $542,882.

5. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Following is a summary of furniture, equipment and leasehold improvements as of December 31, 2004:

Furniture	$ 682,209
Equipment	5,111,714
Leasehold improvements	966,687
Total	6,760,610
Less accumulated depreciation and amortization	(6,038,245)
Furniture, equipment and leasehold improvements, net	$ 722,365

6. SUBORDINATED BORROWINGS

The Company borrowed and repaid $19,750,000 during 2004 from Fiserv Securities, Inc., the Company's clearing organization, and another outside party under temporary subordinated loan agreements. These borrowings were in connection with regulatory capital requirements to support the Company's underwriting activities. At December 31, 2004 there were no borrowings outstanding under these agreements.

The Company also borrowed $5,000,000 and repaid $2,000,000 during 2004 from Fiserv Securities, Inc. under a revolving subordinated loan agreement. The agreement, which was issued in May 2004, will terminate in May 2005. Borrowings under the agreement bear interest at broker call rate plus 6% which is due and payable on a monthly basis. Any outstanding balance can be repaid at any time without being subject to a pre-payment penalty. In addition, the Company is obligated to pay a commitment fee equal to 2% per quarter of the commitment amount irrespective of balances outstanding.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

William R. Hambrecht, the Company's co-CEO and shareholder of the Parent, provided a personal guarantee with each of the Company's subordinated loan borrowings.

7. COMMITMENTS AND CONTINGENCIES

At December 31, 2004, the Company was obligated under long-term, non-cancelable operating leases for office facilities, parking facilities, and equipment, which require the following minimum annual payments:

Year Ending December 31,	
2005	$1,489,580
2006	1,435,372
2007	1,227,542
2008	58,870
2009 and thereafter	-
Total	$4,211,364

Certain leases contain renewal options and escalation clauses.

In 2004, the Company committed $125,000 to Webster Capital Founders' Fund, L.P., a venture capital fund company (the "fund"). At December 31, 2004, the Company had outstanding commitments of $68,750 which can be called by the fund at any time.

There are no lawsuits, claims, or contingencies pending against the Company as of December 31, 2004. However, as is the case with many firms in the securities industry, the Company may become involved in legal and regulatory matters arising in the normal course of the Company's business that are incidental to its activities as a general stock brokerage and investment banking business.

8. RELATED PARTY TRANSACTIONS

Some employees of the Company have provided financial services for The Hambrecht 1980 Revocable Trust (the "Trust") and its affiliates. In 2004, the Trust reimbursed the Company $39,392 for these services. In 2004, the principal financial service provider to the Trust resigned and was replaced by an employee of the Company on a part-time basis. At December 31, 2004 the Company has recorded a $15,835 receivable from the Trust related to this employee's services.

The Company has utilized Decision Economics, an independent financial and research firm, to provide various research services since 1998. Under the terms of the annual contract, the Company pays for services on a quarterly basis in advance of each calendar quarter. During 2004, the Company paid Decision Economics $81,000 in fees. In December 2004, William R. Hambrecht acquired a minority interest in Decision Economics.

The Company has a lease agreement with Fidelity Corporate Real Estate, an affiliate of two of the Parent's shareholders, for office space in Boston. The lease expires in 2006. Rent, including utilities, paid by the Company for this lease during 2004 was $99,173.

9. INCOME TAXES

The deferred income tax asset as of December 31, 2004 is composed of the following:

Net unrealized gain on long-term investments	$ (46,964)
Operating loss carryforwards	50,323,483
Other deferred assets	330,148
Total deferred income tax	50,606,667
Valuation allowance	(50,606,667)
Net deferred income tax asset	$ -

In 2004, a net valuation allowance of $50,606,667 has been recorded, which eliminates the net deferred tax assets at December 31, 2004. The Company has a federal net operating loss carryforward of $123,190,902 and a California net operating loss carryforward of $86,051,369. These loss carryforwards will begin to expire beginning in 2019 and 2007 for federal and California tax purposes, respectively.

10. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the Securities and Exchange Commission (SEC) and administered by the NASD Regulation, Inc., which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, not in excess of 15 to 1. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2004, the Company's net capital was $7,644,908, its ratio of aggregate indebtedness to net capital was 0.86 to 1, and its net capital was $7,140,908 in excess of the required minimum net capital. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

11. STOCK PLANS

The Company's employees participate in the Parent's 1999 and 2000 Equity Incentive Plans (the "Plans") which are for the benefit of employees and consultants. The Plans provide for the direct award or sale of Series D common stock of the Parent in the form of restricted stock and for the grant of options to purchase shares of Series D common stock of the Parent.

At December 31, 2004, there were 7,181,548 shares outstanding of the Parent's restricted stock with a weighted average price per share of $ 0.36. Restricted stock issued in 2004 vests over four years with 25% vesting on the first anniversary of grant date and the rest ratably over the following 36 months. Restricted stock issued in 2004 was sold to employees at fair value, and accordingly, the Company recognized no compensation expense for restricted stock grants to employees in 2004.

At December 31, 2004, there were options outstanding to purchase 75,000 shares of the Company's Series D common stock at an exercise price of $0.50. The 75,000 options outstanding at December 31, 2004 represent a single grant to one non-employee in 2003 which fully vested on the date of grant. No new options were granted during 2004.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker-dealer, the Company's transactions are executed on behalf of its customers. The Company introduces these transactions for clearance on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the risk associated with non-performance by reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary. Therefore, management believes that the potential for the Company to make payments under these customer transactions is remote. Accordingly, no additional liability has been recognized for these transactions.

During the normal course of business the Company may sell securities which it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in a market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the balance sheet. The Company seeks to control such market risk through the use of internal monitoring guidelines.

* * * * *

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 28, 2005

W.R. Hambrecht + Co., LLC
539 Bryant Street
San Francisco, California 94107-1237

In planning and performing our audit of the financial statements of W.R. Hambrecht + Co., LLC (the "Company"), for the year ended December 31, 2004 (on which we issued our report dated February 28, 2005) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13, or (3) in complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the

American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP